

Mail Stop 3030

June 2, 2009

Stephen F. Reeves
Senior Vice President and Chief Financial Officer
The Black & Decker Corporation
701 East Joppa Road
Towson, Maryland 21286

> **Re: The Black & Decker Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on February 17, 2009**
> **File No. 333-03593**

Dear Mr. Reeves:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief